Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

December 20, 2019

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 147 (“PEA No. 147”) filed on October 11, 2019 for the purpose of registering the AdvisorShares Dorsey Wright FSM US Core ETF, AdvisorShares Dorsey Wright FSM All Cap World ETF, and AdvisorShares Dorsey Wright Alpha Equal Weight ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 147.

We note that in PEA No. 147 the Funds’ names included “DWA” rather than “Dorsey Wright” and that we alerted the staff soon after filing PEA No. 147 that “DWA” in the Funds’ names would be replaced with “Dorsey Wright” in the next filing. We further note that the staff had no comment with respect to that change.

1.	Comment. Please note that the SEC staff would like to see the completed fee tables and expense examples in advance of the effective date.

Response. The Trust represents that the completed fee tables and expense examples are provided in the attached appendix.

2.	Comment. Please confirm whether the Funds have a 12b-1 plan. If there is none, please consider removing the line item in the fee table.

Response. The Trust confirm that the Funds have a 12b-1 plan; however, it is inactive.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

December 20, 2019

3.	Comment. Please revise the recoupment sentence in the footnote to the fee table to make it more clear that recoupment is limited to three years from the date of the waiver/reimbursement rather than referring to the “preceding three-year period”.

Response. The Trust represents that the footnote to the fee table has been deleted because there is not expected to be any waiver/reimbursement during the first year of operations.

4.	Comment. Please confirm that the expense examples only reflect the expense cap for one year.

Response. The Trust represents that there is not expected to be any waiver/reimbursement during the first year of operations; therefore, no expense cap is reflected in the expense examples.

5.	Comment. Please supplementally disclose in your response how the Funds’ investment adviser defines large cap.

Response. The Funds’ investment adviser represents that for purposes of managing these Funds a large cap company is defined as a company having at least $10 billion in market capitalization.

6.	Comment. The staff notes that the Funds may invest in affiliated funds. Please confirm supplementally whether the Funds’ investment adviser has considered whether it has a conflict of interest in selecting affiliated ETFs for investment by the Funds. If a conflict of interest exists, please disclose it.

Response. The Fund’s investment adviser represents that it has considered whether it has a conflict of interest in selecting affiliated ETFs for investment by the Funds and has determined that a conflict of interest may exist. The Trust represents that disclosure has been added as requested.

7.	Comment. The staff notes that it appears that both the AdvisorShares Dorsey Wright FSM US Core ETF and AdvisorShares Dorsey Wright FSM All Cap World ETF will have high portfolio turnover. If so, please add a risk factor.

Response. The Trust represents that it has added high portfolio turnover risk disclosure.

8.	Comment. What percentage will the Funds invest in repurchase agreements?

Response. The Trust represents that the Funds expect to invest in repurchase agreements only to the extent they participate in securities lending arrangements.

9.	Comment. Please consider arranging the principal risks in order of importance such that the most important appears first, rather than alphabetically.

Response. The Trust notes that each principal risk is relevant to shareholders and that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate a particular risk within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks.

December 20, 2019

10.	Comment. Please consider whether it is appropriate to add authorized participant risk disclosure.

Response. The Trust represents that the prospectus includes authorized participant risk disclosure in a later section, but that it has added such disclosure to each Fund’s principal risk section.

11.	Comment. Please consider whether it is appropriate to add cyber security risk disclosure.

Response. The Trust represents that cyber security risk disclosure is included in the Funds’ Statement of Additional Information and has determined that location remains appropriate.

12.	Comment. With respect to the AdvisorShares Dorsey Wright FSM US Core ETF and AdvisorShares Dorsey Wright FSM All Cap World ETF, please consider whether it is appropriate to disclose that each Fund’s shareholders will indirectly bear the Fund’s proportionate share of the fees and expenses of the underlying ETFs.

Response. The Trust represents that such disclosure is included in the Funds’ Statement of Additional Information and that it has added the disclosure to the Funds’ prospectus.

13.	Comment. With respect to the AdvisorShares Dorsey Wright FSM All Cap World ETF, please add disclosure describing how the Fund’s investments are tied economically to a number of countries throughout the world.

Response. The Trust represents that the Fund’s investments are tied economically to countries throughout the world because the Fund’s investment universe is global and is based on a dynamic asset allocation model comprised of exchange-traded funds that invest in equity securities of domestic and foreign issuers, as disclosed in the Fund’s principal investment strategy section.

14.	Comment. The staff notes that certain of the Funds will invest in foreign securities. Please add the following disclosure –

“Where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.”

Response. The Trust represents that it has added the requested disclosure.

15.	Comment. Please add “and potentially greater tax exposure” to the end of the existing summary portfolio turnover risk disclosure.

Response. The Trust represents that it has added the requested disclosure.

16.	Comment. Will the AdvisorShares Dorsey Wright Alpha Equal Weight ETF focus on a particular sector?

Response. The Trust represents that there is no expectation that the Fund will focus on a particular sector.

December 20, 2019

* * * * *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

APPENDIX

Fee Tables and Expense Examples

AdvisorShares Dorsey Wright FSM US Core ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.75%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES	0.24%
ACQUIRED FUND FEES AND EXPENSES*	0.15%
TOTAL ANNUAL OPERATING EXPENSES	1.14%

*	Total Annual Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses, which represent the Fund’s pro rata share of the fees and expenses of the exchange-traded funds in which it invests.

EXAMPLE

This Example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other funds. This Example does not take into account creation or redemption transaction fees, or the brokerage commissions that you pay when purchasing or selling shares of the Fund. If these fees and commissions were included, your costs would be higher.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
AdvisorShares Dorsey Wright FSM US Core ETF	$116	$362

A-1

AdvisorShares Dorsey Wright FSM All Cap World ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.75%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES	0.24%
ACQUIRED FUND FEES AND EXPENSES*	0.15%
TOTAL ANNUAL OPERATING EXPENSES	1.14%

*	Total Annual Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include Acquired Fund Fees and Expenses, which represent the Fund’s pro rata share of the fees and expenses of the exchange-traded funds in which it invests.

EXAMPLE

This Example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other funds. This Example does not take into account creation or redemption transaction fees, or the brokerage commissions that you pay when purchasing or selling shares of the Fund. If these fees and commissions were included, your costs would be higher.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
AdvisorShares Dorsey Wright FSM All Cap World ETF	$116	$362

A-2

AdvisorShares Dorsey Wright Alpha Equal Weight ETF

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.75%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES	0.24%
TOTAL ANNUAL OPERATING EXPENSES	0.99%

EXAMPLE

This Example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other funds. This Example does not take into account creation or redemption transaction fees, or the brokerage commissions that you pay when purchasing or selling shares of the Fund. If these fees and commissions were included, your costs would be higher.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
AdvisorShares Dorsey Wright Alpha Equal Weight ETF	$101	$316

A-3